Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

September 28, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon

RE:

First Citizens Financial Corporation;
Registration Statement on Form SB-2; Amendment No. 2
File No. 333-135761, filed September 28, 2006;
SEC's comment letter dated September 15, 2006 (the "Comment Letter")

Ladies and Gentlemen:

       In response to the matters raised in the Comment Letter, note the following:

1, 2 and 4

A detailed description of the Organizer and Director Warrants, including as it relates to Mr. Gordon, is included in pages 19-20. The disclosure under "Organizer and Director Warrants" on page 46 now consists of the description of terms of these warrants and omits the narrative set forth on pages 19-20.

3.	See the last sentence of the first paragraph on page 17.
5.	A properly executed accountant's consent is included as page F-1.

       Also, note the following:

A

Revised language on the front page of the Prospectus and on pages 1, 7, 10, 11, 26 and 30 reflecting the fact that the issuer received conditional state bank charter approval from the Georgia Department of Banking and Finance for the Bank and management's belief that the opening of the Bank might be delayed into the first quarter of 2007.

B.

Revised Sales Agency Fee (from $194,500 to $187,000) on the front page of the Prospectus and on pages 21, 22 and 23 (footnote (1)) reflecting the facts that the sales agent to be engaged by the Company will not be receiving the $7,500 initial fee paid and that such fee paid to a consultant is not as a selling expense.

C.	Revised language on page 17 included to restate more clearly the relevant terms of the offering.

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Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:

First Citizens Financial Corporation;
Registration Statement on Form SB-2; Amendment No. 2
File No. 333-135761, filed September 28, 2006;
SEC's comment letter dated September 15, 2006 (the "Comment Letter")

September 28, 2006	Page 2

      We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Daniel D. Dinur Daniel D. Dinur

cc:	William Friar Charles M. Buckner